UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

RLJ ENTERTAINMENT, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

74965F104
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1 Name of Reporting Person
JH Evergreen Management, LLC

IRS Identification No. of Above Person
26-3599323

2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
2,168,390 (1)

6 Shared Voting Power
0

7 Sole Dispositive Power
2,168,390

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
2,168,390

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
16.2% (2)

12 Type of Reporting Person
OO

(1) Includes shares issuable upon the exercise of warrants to purchase an aggregate of 134,114 shares of Issuer common stock that are exercisable within 60 days of the date of this Schedule 13G.
(2) Based on 13,359,086 shares of common stock issued and outstanding as of October 27, 2014, as reported in the Company Form 10Q filed with the Securities and Exchange Commission on November 7, 2014.


1 Name of Reporting Person
JH Partners Evergreen Fund, L.P.

IRS Identification No. of Above Person
26-3599381

2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
1,628,839 (1)

6 Shared Voting Power
0

7 Sole Dispositive Power
1,628,839

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,628,839

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
12.2% (2)

12 Type of Reporting Person
PN

(1) Includes shares issuable upon the exercise of warrants to purchase an aggregate of 100,742 shares of Issuer common stock that are exercisable within 60 days of the date of this Schedule 13G.
(2) Based on 13,359,086 shares of common stock issued and outstanding as of October 27, 2014, as reported in the Company Form 10Q filed with the Securities and Exchange Commission on November 7, 2014.

1 Name of Reporting Person
JH Investment Partners III, LP

IRS Identification No. of Above Person
26-4149693

2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
220,289 shares (1)

6 Shared Voting Power
0

7 Sole Dispositive Power
220,289 shares

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
220,289 shares

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
1.6% (2)

12 Type of Reporting Person
PN

(1) Includes shares issuable upon the exercise of warrants to purchase an aggregate of 13,625 shares of Issuer common stock that are exercisable within 60 days of the date of this Schedule 13G.
(2) Based on 13,359,086 shares of common stock issued and outstanding as of October 27, 2014, as reported in the Company
Form 10Q filed with the Securities and Exchange Commission on November 7, 2014.


1 Name of Reporting Person
JH Investment Partners GP Fund III, LLC

IRS Identification No. of Above Person
26-4419021

2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
101,210 shares (1)

6 Shared Voting Power
0

7 Sole Dispositive Power
101,210 shares

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
101,210 shares

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
0.8% (1)

12 Type of Reporting Person
OO

(1) Includes shares issuable upon the exercise of warrants to purchase an aggregate of 6,261 shares of Issuer common stock that are exercisable within 60 days of the date of this Schedule 13G.
(2) Based on 13,359,086 shares of common stock issued and outstanding as of October 27, 2014, as reported in the Company Form 10Q filed with the Securities and Exchange Commission on November 7, 2014.



1 Name of Reporting Person
Forrestal, LLC

IRS Identification No. of Above Person
46-4991582

2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
218,052 shares (1)

6 Shared Voting Power
0

7 Sole Dispositive Power
218,052 shares


8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
218,052 shares

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
1.6% (2)

12 Type of Reporting Person
OO

(1) Includes shares issuable upon the exercise of warrants to purchase an aggregate of 13,486 shares of Issuer common stock that are exercisable within 60 days of the date of this Schedule 13G.
(2) Based on 13,359,086 shares of common stock issued and outstanding as of October 27, 2014, as reported in the Company Form 10Q filed with the Securities and Exchange Commission on November 7, 2014.

1 Name of Reporting Person
John C. Hansen

IRS Identification No. of Above Person


2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
2,168,390 shares

6 Shared Voting Power
0

7 Sole Dispositive Power
2,168,390 shares (1)


8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
2,168,390 shares

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
16.2% (2)

IN

(1) Includes shares issuable upon the exercise of warrants to purchase an aggregate of 134,1144 shares of Issuer common stock that are exercisable within 60 days of the date of this Schedule 13G.
 Mr. Hansen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2) Based on 13,359,086 shares of common stock issued and outstanding as of October 27, 2014, as reported in the Company Form 10Q filed with the Securities and Exchange Commission on November 7, 2014.

Item 1(a).
Name of Issuer:
RLJ Entertainment, Inc.
Item 1(b).	Address of Issuer Principal Executive Offices:
3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814

Item 2(a).	Name of Person Filing:

This Schedule is being filed by JH Evergreen Management, LLC, a Delaware limited liability company (JH Evergreen Management), JH Partners Evergreen Fund, L.P., a Delaware limited partnership (JH Evergreen),
JH Investment Partners III, LP, a Delaware limited partnership
(JHIP III), JH Investment Partners GP Fund III, LLC, a Delaware limited liability company (JHIP GP III), Forrestal, LLC (Forestall), and Mr. John C. Hansen, a United States citizen (Mr. Hansen).
JH Evergreen Management, JH Evergreen, JHIP III, JHIP GP III,
Forrestal and Mr. Hansen (collectively, the Reporting Persons) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons. Mr. Hansen is the Managing Member of JH Evergreen Management. JH Evergreen Management is the sole general partner of JH Evergreen and JHIP III and is the sole manager of JHIP GP III.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
451 Jackson Street, San Francisco, CA 94111

Item 2(c).	Citizenship:
JH Evergreen Management is a Delaware limited liability company; JH Evergreen is a Delaware limited partnership; JHIP III is a Delaware limited partnership; JHIP GP III is a Delaware limited liability company; Forrestal is a Delaware limited liability company, and Mr. Hansen is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:
74965F104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b) or (c), check whether the person filing is a:
 	(a)	Broker or dealer registered under Section 15 of the Exchange Act.
 	(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.
 	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange
		Act.
 	(d)	Investment company registered under Section 8 of the
		Investment Company Act.
 	(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
 	(f)	An employee benefit plan or endowment fund in accordance with
		Rule 13d-1(b)(1)(ii)(F);
 	(g)	A parent holding company or control person in accordance with
		Rule 13d-1(b)(1)(ii)(G);
 	(h)	A savings association as defined in Section 3(b) of the Federal
		Deposit Insurance Act;
 	(i)	A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act;
 	(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
 	(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


 Item 4.	Ownership:
The information contained in Items 5 through 11 on the cover pages hereto (including the related footnotes) is incorporated herein by reference.
 	(a)	Amount beneficially owned:
			2,168,390 shares
 	(b)	Percent of class:
			16.2%
 	(c)	Number of shares as to which such person has:

 	 	(i)	Sole power to vote or to direct the vote:
			2,168,390 shares
 	 	(ii)	Shared power to vote or to direct the vote:
			0 shares
 	 	(iii)	Sole power to dispose or to direct the disposition of:
			2,168,390 shares
 	 	(iv)	Shared power to dispose or to direct the disposition of:
			0 shares

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
 	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
 	Not applicable

Item 8.	Identification and Classification of Members of the Group:
 	Not applicable

Item 9.	Notice of Dissolution of Group:
 	Not applicable



CUSIP No. 74965F104

Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2015

 	JH EVERGREEN MANAGEMENT, LLC

 	By:	/s/ TODD FORREST
 	Name: Todd Forrest
 	Title: Chief Financial Officer


 	JH EVERGREEN FUND, L.P.

 	 	By: JH Evergreen Management, LLC
 	 	Its: General Partner

 	 	By:	/s/ TODD FORREST
 	 	Name: Todd Forrest
 	 	Title: Chief Financial Officer

 	JH INVESTMENT PARTNERS III, L.P.

 	 	By: JH Evergreen Management, LLC
 	 	Its: General Partner

 	 	By:	/s/ TODD FORREST
 	 	Name: Todd Forrest
 	 	Title: Chief Financial Officer

 	JH INVESTMENT PARTNERS GP FUND III, LLC

 	 	By: JH Evergreen Management, LLC
 	 	Its:  Manager

 	 	By:	/s/ TODD FORREST
 	 	Name: Todd Forrest
 	 	Title: Chief Financial Officer

 	JOHN C. HANSEN

 	/s/ JOHN C. HANSEN
 	John C. Hansen


________________________________________


CUSIP No. 74965F104

EXHIBIT INDEX

Exhibit 1:                                           Joint Filing Agreement.